FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2003

Perle Systems Limited
(Registrant's name)

60 Renfrew Drive, Suite 100
Markham, Ontario, Canada
L3R OE1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Documents Included as Part of this Report

No. Document

1. Material Change Report dated October 14, 2003 for a press release disseminated on October 3, 2003 reporting Perle Systems Limited extension on Forbearance Agreement from Royal Capital Management .

Form 27

SECURITIES ACT (Ontario)

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

ITEM 1 - Reporting Issuer:

Perle Systems Limited (the "Company" or "Perle")
60 Renfrew Drive, Suite 100
Markham, Ontario
L3R 0E1

ITEM 2 - Date of Material Change:

October 3, 2003

ITEM 3 - Press Release

A press release in respect of the material change was disseminated on October 3, 2003 through Business Wire.

ITEM 4 - Summary of Material Change:

On October 3, 2003, the Company announced that it's lender, Royal Capital Management Inc., extended the Forbearance Agreement between the companies to October 15, 2003.

ITEM 5 - Full Description of Material Change:

The Company announced on October 3, 2003 that it's lender, Royal Capital Management Inc. ("Roycap"), extended the Forbearance Agreement between the companies to October 15, 2003, to allow the board of directors of Perle time to complete its review of Roycap's proposal for the reorganization of Perle's debt and capital structure.

ITEM 6 - Reliance on Section 75(3) of the Act:

The report is not being filed on a confidential basis.

ITEM 7 - Omitted Information:

No information has been omitted.

ITEM 8 - Senior Officers:

Derrick Barnett, Vice President, Finance and Chief Financial Officer

ITEM 9 - Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, in the Province of Ontario, this 14th day of October, 2003.

/s/ Derrick Barnett

Derrick Barnett

Vice President Finance and

Chief Financial Officer

Attachment

[Company Logo]

FOR IMMEDIATE RELEASE:

Extension of Forbearance Agreement and TSX De-Listing

TORONTO, CANADA - October 3, 2003 - Perle Systems Limited ("Perle"); (OTCBB: PERL; TSX: PL), a leading provider of networking products for Internet Protocol ("IP") and e-business access, today announced that Royal Capital Management Inc. ("Roycap"), the holder of all of Perle's senior secured debt, who previously announced their intention to reorganize Perle's debt and capital structure, has extended the Forbearance Agreement between the companies to October 15, 2003. This extension is made to allow the members of the special committee of Perle's independent directors further time to conclude its review of Roycap's proposal for the reorganization of Perle's debt and capital structure, and to make a recommendation to the full board. While the parties indicate that they are considering various restructuring alternatives, Perle believes the restructuring would in all likelihood yield little or no value to holders of their common shares, given the size of the secured and unsecured debt. In addition, Perle has applied for and received permission from the Toronto Stock Exchange ("TSX") to de-list its common shares which, as previously announced, were suspended from trading on September 4, 2003. This de-listing will take effect at the close of business on October 7th, 2003.

About Perle Systems

Perle Systems is a leading developer, manufacturer and vendor of high-reliability and richly featured networking products. These products are used to connect remote users reliably and securely to central servers for a wide variety of business applications. Perle specializes in Internet Protocol (IP) connectivity applications, including a focus on mid-size IP routing solutions. Product lines include routers, remote access servers, serial/terminal servers, console servers, emulation adapters, multi-port serial cards, multi-modem cards, print servers and network controllers. Perle distinguishes through extensive networking technology, depth of experience in major real-world network environments and long-term distribution and VAR channel relationships in major world markets. Perle has offices and representative offices in 13 countries in North America, Europe and Asia and sells its products through distribution channels worldwide.

Forward-looking statements in this release, including statements relating to the Company's future growth prospects, future profits, anticipated revenue and earnings results and the success of the Company's growth and restructuring initiatives are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to the company's ability to successfully negotiate with Roycap a plan to reorganize its debt and its capital structure, the Company's ability to maintain compliance with the covenants contained in its credit agreement or any new credit agreement entered into with Roycap, early termination of the Forbearance Agreement with Roycap, the Company's ability to meet its sales forecasts while maintaining control over its costs, to continue to operate as a going concern, the Company's ability to manage growth, the Company's ability to successfully implement any restructuring plan, the impact of FASB 141 and FASB 142 on the Company's results of operations and financial condition, continued acceptance of the Company's products, increased levels of competition for the Company, new products and technological changes, the Company's dependence upon third party suppliers, intellectual property rights and other risks detailed from time to time in the Company's periodic reports filed with the United States Securities and Exchange Commission.

###

Contacts: Derrick Barnett
Vice President, Finance & CFO
Perle Systems Limited
Phone: 905-946-5034
Fax: 905-944-2116
Email: dbarnett@perle.com